

Mail Stop 3030

May 11, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. John E. Salamon
Chief Executive Officer
Salamon Group, Inc.
4080 Paradise Road #15-901
Las Vegas, Nevada 89169

> **Re: Salamon Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-50530**

Dear Mr. Salamon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis, page 13

1.   Please revise your disclosure here in future filings to include a discussion of your results of operations. Refer to Item 303(A)(3) of Regulation S-K.

2.   We note your discussion here regarding your plan of operation is the same as that provided in the Form 10-KSB for the year ended December 31, 2007. We further note that you have not incurred any additional research and development expenses. Please revise future filings to update your plan of operation. Include a timeline of when you expect to complete the working model of the power generator and when you expect to begin generating revenues. Disclose any barriers currently preventing you from completing the production of your working model and commercialization of your product. If no new progress has been made with respect to your business plan, that fact should be clearly disclosed to investors.

Item 9A(T). Controls and Procedures, page 15

Management's Report on Internal Control Over Financial Reporting, page 15

3.   We note that your management "has concluded, as of December 31, 2008, that [you] did not maintain effective *controls over the financial reporting process*" as opposed to your internal controls over financial reporting. As such, it does not appear that your certifying officers have reached a conclusion on whether your *internal controls over financial reporting* were effective or were not effective as of the end of the latest reporting period covered by these reports. Please amend the Form 10-K, to provide in clear and unqualified language management's conclusion as to the effectiveness of your *internal controls over financial reporting* as of December 31, 2008. Refer to Item 308(a)(3) of Regulation S-K.

4.   Please revise this report in future filings, including the amendment to this Form 10-K, to include the disclosure required by Item 308T(a)(4) of Regulation S-K relating to the fact that an attestation report of the company's registered public accounting firm was not included and to explain why.

5.   We note your disclosure of deficiencies identified with respect to your internal control over financial reporting. Please revise future filings, including any amendment to this Form 10-K, to address the following:

        •   Disclose management's plans, if any, or actions already undertaken for remediating the deficiencies identified.

- While you have indicated that the first item identified represents a material weakness, it is not clear whether the other two items represented material weaknesses. Clearly disclose whether the deficiencies identified represent material weaknesses. As applicable, explain why you do not believe they represent material weaknesses.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

6. We note that KMJ Corbin & Company's opines on the financial statements for all periods presented but indicated that its opinion as it relates to the cumulative data from April 27, 2001 (inception) to December 31, 2005 is based solely on the report of other auditors. Rule 2-05 of Regulation S-X requires that where your independent accountant elects to place reliance on the work of another auditor and makes reference to that effect in his report, you should file the separate audit report of the other auditor. Please amend this Form 10-K to include the report of the other auditor or explain why you have not provided the report.

Exhibit 31.1

7. We note that the certification filed as Exhibit 31.1 excludes the introductory language from paragraph 4 referring to internal controls over financial reporting. Please note that the required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your 2008 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief